Exhibit 99.3

April 30, 2007

The Board of Directors

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Susquehanna Bancshares, Inc. (“Susquehanna”) of the merger consideration, as defined below, in the proposed merger (the “Merger”) of Community Banks, Inc (“Community”) into Susquehanna Bancshares, Inc, pursuant to the Agreement and Plan of Merger, dated as of April 30, 2007, between Community and Susquehanna (the “Agreement”). Merger Consideration hereinafter means the number of whole shares of Susquehanna Common Stock, cash or a combination thereof, plus cash in lieu of any fractional share interest, into which shares of Community Common Stock shall be converted, as set forth in Article I of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Community and Susquehanna, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Community and Susquehanna for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Susquehanna. We have acted exclusively for the Board of Directors of Susquehanna in rendering this fairness opinion and will receive a fee from Susquehanna for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Community and Susquehanna and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2006 of Community and Susquehanna; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Community and Susquehanna and certain other communications from Community and Susquehanna to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Community and Susquehanna furnished to us by Community and Susquehanna for purposes of our analysis. We have also held discussions with senior management of Community and Susquehanna regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Community and Susquehanna with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

Keefe, Bruyette & Woods 787 • Seventh Avenue, New York, NY 10019

212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Community and Susquehanna as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Susquehanna, nor does it address the effect of any other business combination in which Susquehanna might engage. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Community and Susquehanna are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Community and Susquehanna, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Community and Susquehanna; (ii) the assets and liabilities of Community and Susquehanna; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to Susquehanna.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

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